

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

<u>Via E-mail</u>
W. Nicholas Howley
Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, Ohio 44114

  Re: **TransDigm Group Incorporated**
     Form 10-K for Fiscal Year Ended September 30, 2012
     Filed November 16, 2012
     File No. 001-32833

Dear Mr. Howley:

  We have received your response to our prior comment letter to you dated April 11, 2013 and have the following additional comment. Please respond to this comment within ten business days or by advising us when you will provide the requested response.

<u>Form 10-K for Fiscal Year Ended September 30, 2012</u>

<u>Note 3. Summary of Significant Accounting Policies</u>

<u>Segment Reporting, page F-12</u>

1. We note your response to our prior comment 4. In your response, you state that the CODM does not regularly review the operating results of the Company's reporting units, but that when the CODM does focus on a particular reporting unit, it is to understand deviations from trends – not to allocate resources or assess performance. In this regard, it is unclear how understanding deviations from trends is not a form of assessing performance. It is also unclear how the CODM knows there are deviations from trends if the CODM does not review the reporting units' operating results. Based on your responses to date, it appears that your reporting units have all of the characteristics of, and therefore should have been considered, operating segments for purposes of determining reportable segments. Therefore, we reissue our previous comment. Please reassess your segment reporting based on the conclusion that your reporting units qualify as separate operating segments and assess which, if any, qualify for aggregation pursuant to the guidance in ASC 280-10-50-11 and tell us the results of your analysis. Please be detailed when explaining the consideration given to each of

the aggregation criteria. Finally, please provide us with detailed information regarding the gross margin percentages earned by each of your reporting units for each of the last three fiscal years.

You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Christopher M. Kelly
        Jones Day